UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2008

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE CONCERNING CAPITAL AND BUSINESS ALLIANCE BETWEEN NTT DATA AND JRI SOLUTIONS.

On September 29, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning a capital and business alliance between NTT DATA CORPORATION (“NTT DATA”) and JRI Solutions, Limited (“JSOL”). NTT DATA is a subsidiary of the registrant.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager Finance and Accounting Department

Date: September 29, 2008

September 29, 2008

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First Section of Tokyo, Osaka and Nagoya Stock

Exchanges, Fukuoka and Sapporo Stock Exchanges)

Notice concerning Capital and Business Alliance between

NTT DATA and JRI Solutions

Nippon Telegraph and Telephone Corporation (“NTT”) hereby announces that its subsidiary, NTT DATA CORPORATION (“NTT DATA”; President and CEO: Toru Yamashita) has today reached a basic agreement with Sumitomo Mitsui Financial Group, Inc. (“SMFG”; President: Teisuke Kitayama), The Japan Research Institute, Limited (“JRI”; President and CEO: Yasuyuki Kimoto), and JRI Solutions, Limited (“JSOL”; President and CEO: Masaya Onagi), on a broad-ranging business partnership between NTT DATA and JSOL in the IT services field, and on a capital arrangement underlying the alliance.

For further inquiries, please contact:

(Mr.) Anzai or (Mr.) Araki
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone: +81-3-5205-5581

1. Purpose of the Alliance

The IT services market in Japan has moved toward steady growth in IT investment, particularly by large enterprises in such fields as manufacturing and finance, as growing importance of IT utilization to enhance competitiveness. At the same time, as the need for information system reliability continues to grow at a time when engineers are in short supply, the challenge for IT service companies is to obtain the stable human resources necessary for providing high-quality services.

Well aware of this environment, NTT DATA along with SMFG, JRI, and JSOL have concluded this basic agreement on a capital and business alliance. It is aimed at the further growth and development of JSOL, as well as at enabling the NTT DATA Group to achieve further expansion of its business for corporate clients.

JSOL was established in July 2006 by a spin-off from JRI, chiefly to enhance its ability to offer IT solutions to a wide range of corporate clients. Since its founding, JSOL has further heightened its expertise in advanced system development and information processing services, and built a solid reputation as a provider of ERP and other IT solutions for corporate clients.

NTT DATA is innovating to meet the changing business environment of its customers and to better serve their IT needs, strengthening its consulting and solutions business by leveraging the group synergy. Aiming to become a true IT partner supporting customer business, the company is expanding its business with corporate clients.

The capital and business alliance will give JSOL, with its accumulated technological and operations expertise, access to the diverse development resources and methodologies as well as human resources expertise of the NTT DATA Group. JSOL will take advantage of such resources to contribute to more customers, and to achieve further growth and development as an IT services corporation by leveraging the wide range of customer base of the Sumitomo Mitsui Banking Corporation in the SMFG Group.

JSOL brings to the partnership extensive experience and knowledge about introducing ERP to the manufacturing industry especially in pharmaceutical industry. The capital participation in JSOL offers the NTT DATA Group an opportunity to broaden its clientele in the manufacturing industry. Moreover, by bolstering its development resources with advanced operational expertise, NTT DATA is looking to enhance its competitive strength, and to expand its business by taking advantage of JSOL’s extensive experience and solutions capability.

SMFG and JRI will work together to support the smooth launching of this partnership. They will maintain a close working relationship as group companies to enhance SMFG’s capability to provide IT solutions to Sumitomo Mitsui Banking Corporation’s customers, and to enable JRI to share technological know-how with JSOL.

2. Overview of the Alliance

(1) Business Alliance

JSOL will enhance its capability of IT solutions through following initiatives.

a.	Collaboration in the industrial, financial and public administration sectors

•	Further strengthening of ERP business through ties with the NTT DATA Group and flexible complementing of resources

•	Providing services leveraged by JSOL and NTT DATA for customers

b.	Raising the quality of IT services

•	Taking advantage of expertise in standard development methodologies being introduced by the NTT DATA Group

•	Taking advantage of NTT DATA’s offshore development expertise

c.	Promotion of human resources development

•	Taking advantage of human resources development systems in the NTT DATA Group, and of opportunities in the area of educational services

(2) Capital Alliance

JRI, in order to strengthen the above business partnership, derive maximum benefit from it and make it into a long-term cooperative relationship, will transfer 100,000 of its outstanding shares in JSOL, amounting to 50 percent, to NTT DATA.

(3) Schedule (tentative)

September 29, 2008 (today): Basic agreement concluded

December 25, 2008: Conclusion of final agreement and share transfer contract

January 5, 2009: Share transfer

Outline of JRI Solutions, Limited (provisional information)

•	New company name: JSOL CORPORATION(date of change to be determined)

•	Location: 5-24, Harumi 2-chome, Chuo-ku, Tokyo

•	Representative: Masaya Onagi, President and CEO

•	Capitalization: 5 billion yen

•	Equity shares: NTT DATA 50% (NTT DATA consolidated subsidiary), JRI 50% (SMFG equity-method affiliated company)

3. Earnings Forecast

(1) NTT DATA

No revision is made to the earnings forecast for the fiscal year ending March 2009 as a result of this arrangement.

(2) SMFG

No revision is made to the earnings forecast for the fiscal year ending March 2009 as a result of this arrangement.

Reference

Outline of NTT DATA Corporation

Company Name	NTT DATA Corporation

Representative	Toru Yamashita, President and CEO

Location	3-3, Toyosu 3-chome, Koto-ku, Tokyo

Established	May 23, 1988

Main business operations	System integration business and network system services business

End of fiscal year	March 31

Employees	8,550 (as of March 31, 2008; non-consolidated basis)

Capitalization	142,520 million yen (as of March 31, 2008)

Main shareholders and equity shares	NTT Corporation (54.18%) Japan Trustee Services Bank, Ltd. (accounting in trust) (4.53%) The Master Trust Bank of Japan, Ltd. (accounting in trust) (4.24%) (as of March 31, 2008)

•	Outline of Sumitomo Mitsui Financial Group, Inc.

Company name	Sumitomo Mitsui Financial Group, Inc.

Representative	Teisuke Kitayama, President

Location	1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo

Established	December 2, 2002

Main business operations	Management of the affairs of companies treated as subsidiaries under the Banking Act and other banking laws, and related operations.

End of fiscal year	March 31

Employees	46,429 (as of March 31, 2008; consolidated basis)

Capitalization	1,420,877 million yen (as of March 31, 2008)

Main shareholders and equity shares	The Master Trust Bank of Japan, Ltd. (accounting in trust) (6.37%) Japan Trustee Services Bank, Ltd. (accounting in trust) (6.31%) Nippon Life Insurance Company (1.99%) (as of March 31, 2008)

•	Outline of The Japan Research Institute, Limited

Company name	The Japan Research Institute, Limited

Representative	Yasuyuki Kimoto, President and CEO

Location	16, Ichibancho, Chiyoda-ku, Tokyo

Established	November 1, 2002

Main business operations	System development and information processing services, consulting services, think-tank services

End of fiscal year	March 31

Employees	1,773 (as of March 31, 2008; non-consolidated basis)

Capitalization	10,000 million yen (as of March 31, 2008)

Main shareholders and equity shares	Sumitomo Mitsui Financial Group, Inc. (100%) (as of March 31, 2008)

•	Outline of JRI Solutions, Limited

Company name	JRI Solutions, Limited

Representative	Masaya Onagi, President and CEO

Location	5-24, Harumi 2-chome, Chuo-ku, Tokyo

Established	July 3, 2006

Main business operations	System development and information processing services, IT consulting services

End of fiscal year	March 31

Employees	1,216 (as of March 31, 2008)

Capitalization	5,000 million yen (as of March 31, 2008)

Main shareholders and equity shares	The Japan Research Institute, Limited (100%) (as of March 31, 2008)

Operating results	Net sales: 38,050 million yen Ordinary income: 1,949 million yen (fiscal year ended March 2008)

Total assets and net assets	Total assets: 23,537 million yen Net assets: 12,244 million yen (as of March 31, 2008)